

G A M C O
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

December 13, 2013

<u>Via Overnight Delivery</u>

Mr. Matthew C. Dallett
Secretary
Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

Re: <u>Notice of Intent to Nominate Directors at the Company's 2014 Annual Meeting of Stockholders</u>

Dear Mr. Dallett:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Sevcon, Inc. ("the Company") that it intends to nominate Ryan J. Morris, Walter M. Schenker, and Glenn J. Angiolillo as nominees for election as directors to the Board of Directors of Sevcon, Inc. at the Company's 2014 Annual Meeting of Stockholders.

In accordance with the Company's bylaws we provide the following information concerning Mr. Ryan J. Morris

1. The nominee's name, age, principal occupation and employer.

    Ryan J. Morris, 29. Managing Partner, Meson Capital Partners LLC.

2. The nominee's business address and residential address. Telephone number.

    2687 California Street, San Francisco, CA, 94115. (607) 279-5382

3. A biographical profile of the nominee, including educational background and business and professional experience.

    Ryan J. Morris is the Managing Member of Meson Capital Partners LLC ("Meson LLC"), a San Francisco-based investment partnership, which he founded in February 2009. Mr. Morris is currently Executive Chairman of the Board of InfuSystem Holdings, Inc., (NYSE-MKT: INFU) (April 2012-Present). Mr. Morris has served as a director of Lucas Energy, Inc. (NYSE-MKT: LEI) since October 2012. Mr. Morris served as Chairman of the Board of Lucas Energy, Inc. from December 2012 through November 2013. From June 2011 through July 2012, Mr. Morris served as a member of the equity committee responsible for maximizing value to the stockholders of HearUSA, Inc. Prior to founding Meson LLC, in July 2008 he co-founded VideoNote LLC, a small and

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

profitable educational software company with customers including Cornell University and The World Bank, and he continues to serve as its Chief Executive Officer. Mr. Morris has a Bachelor's of Science and Masters of Engineering degree in Operations Research & Information Engineering from Cornell University. Mr. Morris is a Chartered Financial Analyst.

GAMCO believes that Mr. Morris's qualifications to serve on the Board of Directors include his position as Executive Chairman of the Board of InfuSystem Holdings, Inc. and his service on the Board of Directors of Lucas Energy, Inc. GAMCO believes Mr. Morris brings extensive investment experience, board experience, and strongly supports the nomination of Mr. Morris for election to the Board of Directors of the Company at its 2014 Annual Meeting of Stockholders.

A copy of Mr. Morris's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent.

We are advised that no business relationship exists between Mr. Morris and the Company, directly or indirectly, and that Mr. Morris would qualify as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

At present, Mr. Morris does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

Mr. Morris's written consent letter is enclosed (Exhibit B).



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

In accordance with the Company's bylaws we provide the following information concerning Mr. Walter M. Schenker

8. The nominee's full name, age, principal occupation and employer.

    Walter M. Schenker, 66. Sole Principal, MAZ Capital Advisors, LLC.

9. The nominee's business address and residential address. Telephone number.

    Business address: 1130 Route 46, Suite 22, Parsippany, NJ, 07054.

    Residential address: 105 Windsor Drive, Pine Brook, NJ, 07058.

    Phone Number: (973) 829-1335

10. A biographical profile of the nominees, including educational background and business and professional experience.

    Mr. Schenker has worked in the investment business for over 40 years. He worked for a number of leading brokerage/investment banks as well as money management firms. In 1999, he was one of the founders of Titan Capital Management, a registered investment advisor and hedge fund. In June 2010, after the retirement of Mr. Schenker's partner, he founded MAZ Capital Advisors where he is self-employed. Since the mid-1970's Mr. Schenker has followed the automotive parts industry, and in the 1970's and 1980's published significant research on the industry and was quoted in major publications. Mr. Schenker has worked with public and private companies to advise and assist with raising capital. Mr. Schenker has been the lead plaintiff in securities class actions, and is knowledgeable on corporate governance issues. Mr. Schenker graduated from Cornell University, with a Bachelor of Arts degree, and received a Masters in Business Administration from Columbia University.

    GAMCO believes Mr. Schenker's qualifications to serve on the Board of Directors include his experience with many aspects of public company investing including accounting, financial reporting, capital allocation, strategic transactions and investor relations. GAMCO strongly supports the nomination of Mr. Schenker for election to the Board of Directors of the Company at its 2014 Annual Meeting of Stockholders.

    A copy of Mr. Schenker's biographical sketch is enclosed (Exhibit C).

11. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent.

> *We are advised that no business relationship exists between Mr. Schenker and the Company, directly or indirectly, and that Mr. Schenker would qualify as an independent director.*

12. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

> *At present, Mr. Schenker does not hold any shares of stock of the Company.*

13. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules; and

14. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

> *In 2007, TCMP3 Partners, L.P., its general partner TCMP3 Capital, LLC, its investment manager Titan Capital Management, LLC, and portfolio managers Steven E. Slawson and Walter M. Schenker agreed to a settlement with the SEC in connection with unregistered securities offerings, which are commonly referred to as "PIPEs"(Private Investment in Public Equity). The settlement was reached without admitting or denying the allegations of the complaint.*

> *Mr. Schenker's written consent letter is enclosed (Exhibit D).*

In accordance with the Company's bylaws we provide the following information concerning Mr. Glenn J. Angiolillo

15. The nominee's name, age, principal occupation and employer.

> *Glenn J. Angiolillo, 60. President, GJA Management Corporation.*

16. The nominee's business address and residential address. Telephone number.

> *Business Address: 2 Benedict Place, Greenwich, CT, 06830.*

> *Residential Address: 84 Middle Ridge Road, New Canaan, CT, 06840.*

> *Phone Number: (203) 912-5646*

4



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

17. A biographical profile of the nominee, including educational background and business and professional experience.

> *Glenn J. Angiolillo has served as President of GJA Management Corporation, a consulting and advisory firm specializing in wealth management since 1998. Previously, Mr. Angiolillo was a partner and member of the Management Committee in the law firm of Cummings & Lockwood, where he concentrated in the areas of corporate law, mergers and acquisitions, and banking and finance. Mr. Angiolillo has served on the boards of Gaylord Entertainment Company (now known as Ryman Hospitality Properties, Inc.) (May 2009 - May 2013), Trans-Lux Corporation (December 2009 - November 2011), LICT Corporation (May 2006 – June 2013), and NYMagic, Inc. (May 2002 - November 2010) Mr. Angiolillo graduated from the University of Pennsylvania, with a Bachelor of Science degree, and received a Masters in Business Administration from the Wharton School of Business.*

> *GAMCO believes that Mr. Angiolillo's qualifications to serve on the Board of Directors include his experience with commercial and corporate law as well as his extensive record of service on the boards of several public companies. GAMCO believes Mr. Angiolillo brings extensive corporate governance and investment experience and GAMCO strongly supports the nomination of Mr. Angiolillo for election to the Board of Directors of the Company at its 2014 Annual Meeting of Stockholders.*

> *A copy of Mr. Angiolillo's biographical sketch is enclosed (Exhibit E).*

18. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent.

> *We are advised that no business relationship exists between Mr. Angiolillo and the Company, directly or indirectly, and that Mr. Angiolillo would qualify as an independent director.*

19. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Angiolillo does not hold any shares of stock of the Company.*

20. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules; and


21. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Angiolillo's written consent letter is enclosed (Exhibit F).*

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

> *GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.*

2. GAMCO's address and telephone number.

> *GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.*

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

> *As of December 13, 2013, GAMCO was the beneficial owner of 564,900 shares of the Company's common stock, representing 16.26% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated November 27, 2013, is enclosed (Exhibit G).*

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules.

> *There are no arrangements or understanding between GAMCO and Mr. Morris and Mr. Schenker and Mr. Angiolillo or others pursuant to which Mr. Morris and Mr. Schenker and Mr. Angiolillo are being recommended by GAMCO.*

> *GAMCO and its affiliates are beneficial owners, on behalf of their investment*



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

advisory clients, of 2.57% of the common stock of InfuSystem Holdings, Inc., for which Mr. Morris serves as a director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

   GAMCO may determine to deliver a proxy statement and form of proxy.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Sevcon, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Stockholders in person or by proxy to nominate Mr. Morris and Mr. Schenker and Mr. Angiolillo to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.



By: George Maldonado

Enclosures

7

Exhibit A

Ryan J. Morris

Age:	29
Address:	2687 California Street San Francisco, CA 94115
Principal Occupation:	Managing Member of Meson Capital Partners LLC (2009-present), Executive Chairman of the Board of InfuSystem Holdings, Inc. (2012-present), Director of Lucas Energy, Inc. (2012-present), Chief Executive Officer of VideoNote LLC (2008-present)
Other Directorships:	InfuSystem Holdings, Inc. Lucas Energy, Inc.

Exhibit B

December 10, 2013

Mr. Matthew C. Dallett
Secretary
Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

Re: Director Nomination

Dear Mr. Dallett:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Sevcon, Inc. ("Sevcon"). I hereby consent to being named as a nominee in Sevcon's proxy statement for its 2014 Annual Meeting of Stockholders, and to serving as a Director if elected.

Sincerely,

Ryan Morris

Ryan J. Morris

Exhibit C

WALTER MILTON SCHENKER

PERSONAL BIOGRAPHY

ADDRESS AND CONTACT: 105 Windsor Drive
Pine Brook, NJ 07058
wschenker@mazpartners.com (E-mail)
973-277-2737 (Home)
973-641-5643 (Cell)
973-829-1335 (Work)

EDUCATION: Bachelor of Arts Degree
  Cornell University, College of Arts & Science, 1969
Master of Business Administration
  Columbia University Graduate School of Business, 1971
  Finance Major

CURRENT EMPLOYMENT: MAZ Capital Advisors LLC 2010-Present
  1130 Route 46, Suite 22, Parsippany, New Jersey, 07054
  Sole Principal

PRIOR EXPERIENCE: 1999-2010 - Titan Capital Management, LLC
  Primarily a hedge fund operating as TCMP3 Partners, LP
  One of three founders and Principals
  Only one down year and significantly outperformed S&P 500
  Partner retired in June 2010
1983-1999 - Worked at a series of buy side firms:
  Steinhardt Partners (hedge fund)
  Bear Stearns (derivatives desk)
  Gabelli & Company, Inc. (analyst/portfolio manager)
  Glickenhaus & Company (analyst/portfolio manager)
1971- 1983 - Worked as a sale side analyst for large brokerage firms:
  Lehman Brothers
  Drexel Burham Lambert
  Bear Stearns

PUBLIC BOARDS: None currently or at any time during the last five years

REFERENCES: Yakov Kogan – CEO – Cleveland Biolabs Inc.
  73 High Street, Buffalo, NY, 14203

Mark Emalfarb – CEO – Dyadic International
  140 Intercoastal Pointe Drive, Suite 404, Jupiter, FL, 33477

Ward Paxton – CEO – Intrusion, Inc.
  1101 Arapaho Road, Richardson, TX, 75081

Jeff Parker – CEO – Parkervision, Inc.
  8493 Baymeadows Way, Jacksonville, FL, 32256

Larry Sills – CEO – Standard Motor Products
  3718 Northern Blvd., Long Island City, NY, 11101

Brad Larson – Former CEO – Meadow Valley Corp.
  Meza, AZ

Randy Fields – CEO – Park City Group
  299 South Main Street, Suite 2370, Salt Lake City, UT, 84111

Exhibit D

December 10, 2013

Mr. Matthew C. Dallett
Secretary
Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

Re: Director Nomination

Dear Mr. Dallett:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Sevcon, Inc. ("Sevcon"). I hereby consent to being named as a nominee in Sevcon's proxy statement for its 2014 Annual Meeting of Stockholders, and to serving as a Director if elected.

Sincerely,



Walter M. Schenker

Exhibit E

Glenn Angiolillo

gjacorp@optonline.net
Home (203) 966-5683 Cell (203) 912-5646

Home Address
84 Middle Ridge Road
New Canaan, CT 06840

EDUCATION

UNIVERSITY OF PENNSYLVANIA, BS Economics..1975

WHARTON SCHOOL OF BUSINESS, MBA..1976

GEROGETOWN UNIVERSITY LAW SCHOOL, JD..1979
- Law Review
- First Year Law School, Rank 1st In Section 125 Students

WORK EXPERIENCE

PRESIDENT, GJA MANAGEMENT CORP..1998 – Present
- Asset Management for Family Office
- Real Estate Investments
- Trustee for Estate trusts
- Director of Privately Owned Travel Company

CUMMINGS & LOCKWOOD..1979 – 1998
- Partner, 1985;
- Twice Elected to Management Committee
- Practice Focus on corporate law, M&A and Finance
- Admitted to Connecticut and Florida Bars
- AV Rated, Mardindale-Hubbell, 22 straight years

PUBLIC BOARDS

NYMagic, Inc., NY Stock Exchange..2002 – 2010
- Audit committee, Nominating Committee (Chairman), Independent Committee (Chairman)

LICT Corporation ["Dark" company..2006 – 2013
- Audit Committee, Compensation Committee, Independent Committee

Gaylord Entertainment, NY Stock Exchange..2009 – 2013
- Audit Committee, Conflicts Committee, Corporate Governance and Nominating Committee

Farrel Corporation..1992 – 2006
- Audit Committee, Independent Committees

Trans-Lux Corporation..2009 – 2011

Exhibit F

December 12, 2013

Mr. Matthew C. Dallett
Secretary
Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

Re: Director Nomination

Dear Mr. Dallett:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Sevcon, Inc. ("Sevcon"). I hereby consent to being named as a nominee in Sevcon's proxy statement for its 2014 Annual Meeting of Stockholders, and to serving as a Director if elected.

Sincerely,



Glenn J. Angiolillo

Exhibit G

Amendment number 30 to Schedule 13D, filed on November 27, 2013 (complete filings available on EDGAR).